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                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 West Wacker Drive
                             Chicago, Illinois 60606

                                                                January 19, 2007

Mr. Larry Greene
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                          Re:  Van Kampen Trust --
                          Post-Effective Amendment No. 57 to the
                          Registration Statement on Form N-1A
                          (the "Registration Statement")
                          (File Nos. 33-4410 and 811-4629)

Dear Mr. Greene:

      Thank you for your telephonic comments regarding Post-Effective Amendment No. 57 to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission (the "Commission") by Van Kampen Trust (the "Trust"), on behalf of its series Van Kampen Core Plus Fixed Income Fund (the "Fund"), on November 21, 2006 pursuant to Rule 485(a) of the General Rules and Regulations of the Commission promulgated under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "General Rules and Regulations"). On behalf of the Fund, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. We have not included comments which we resolved in the course of our conference call with you. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 58 to the Trust's Registration Statement on Form N-1A, which will be filed pursuant to Rule 485(b) of the General Rules and Regulations via EDGAR on or about January 19, 2007.

PROSPECTUS

COMMENT 1         IN THE SECOND PARAGRAPH ON THE OUTSIDE FRONT COVER OF THE
                  PROSPECTUS, THE REFERENCE TO "ANY STATE REGULATOR" IN THE RULE
                  481 STATEMENT MAY BE DELETED IF THE FUND SO DESIRES.

Response 1        The Fund acknowledges the comment and opts to include the
                  reference.


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COMMENT 2         PLEASE SUPPLEMENTALLY EXPLAIN WHETHER THE FUND'S INVESTMENT
                  OBJECTIVE OF "TOTAL RETURN" IS CONSISTENT WITH THE TERM "FIXED INCOME" IN ITS NAME.

Response 2        The Fund believes that the investment objective of "total
                  return" is consistent with a fund that invests primarily in fixed income securities, as the Fund does. "Total return" is generally understood to account for two categories of return:
                  income and capital appreciation. The inclusion of "fixed income" in the Fund's name indicates the type of securities in which the Fund primarily invests. Fixed income securities have the potential for income and capital appreciation. In the Fund's portfolio management process, the Fund considers a fixed income security's potential for both income and capital appreciation in its buy, hold and sell decisions. Thus, while some fixed income funds do indeed focus primarily or exclusively on income, this Fund invests in fixed income securities and considers the fixed income security's potential for both income and capital appreciation. The Fund notes that other fixed income mutual funds also have an investment objective of total return.

COMMENT 3         IN THE SECTION ENTITLED "RISK/RETURN SUMMARY -- PRINCIPAL
                  INVESTMENT STRATEGIES," PLEASE EXPLAIN WHAT IS MEANT BY THE
                  TERM "CORE" IN THE FUND'S NAME.

Response 3        The Fund considers "core" to mean a wide range of U.S.
                  investment grade fixed income securities, including U.S.
                  Treasury, agency, corporate, mortgage and asset-backed securities. The Fund respectfully submits that it believes that its current disclosure in the section referenced adequately describes this as the Fund's principal investment strategy without specifically defining the term "core." Thus, the Fund does not believe that additional disclosure is necessary.

COMMENT 4         REVISE THE SECTION ENTITLED "FEES AND EXPENSES OF THE FUND,"
                  SO THAT THE FOOTNOTES APPEAR AFTER THE "EXAMPLE."

Response 4        The Fund respectfully submits that its disclosure under
                  "Fees and Expenses of the Fund," as currently presented, complies with the requirements of Item 3 of Form N-1A.
                  Specifically, the Fund believes that moving the footnotes to the Fee and Expense table to after the Example and accompanying text would hinder shareholders' ability to comprehend the information presented in the Fee and Expense table.

COMMENT 5         IN THE "FEES AND EXPENSES OF THE FUND" TABLE, IF APPLICABLE,
                  DISCLOSE THAT THE INVESTMENT ADVISER HAS THE ABILITY TO
                  RECAPTURE OR RECOUP ANY FEES THAT IT WAIVED OR REIMBURSED.

Response 5        The suggested disclosure is not applicable to the Fund.


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COMMENT 6         IN FOOTNOTE 7 TO THE "FEES AND EXPENSES OF THE FUND" TABLE,
                  PLEASE REVISE THE DISCLOSURE TO BE MORE SPECIFIC REGARDING THE LENGTH OF TIME THAT THE FUND'S INVESTMENT ADVISER WILL WAIVE OR REIMBURSE CERTAIN FEES.

Response 6        The Fund has added the requested disclosure.

COMMENT 7         PLEASE SUPPLEMENTALLY EXPLAIN HOW THE FOLLOWING SENTENCE,
                  WHICH IS FOUND IN THE SEVENTH PARAGRAPH IN THE SECTION
                  ENTITLED, "INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT
                  STRATEGIES AND RISKS -- PRINCIPAL INVESTMENT STRATEGIES AND
                  RISKS" IS CONSISTENT WITH THE FUND'S INVESTMENT OBJECTIVE OF
                  "TOTAL RETURN":

                        "BY USING SUCH INSTRUMENTS, THE FUND SEEKS TO LIMIT ITS EXPOSURE TO ADVERSE INTEREST RATE CHANGES, BUT THE FUND ALSO REDUCES ITS POTENTIAL FOR CAPITAL APPRECIATION ON FIXED INCOME SECURITIES IF INTEREST RATES DECLINE."

Response 7        As discussed above in response to Comment 2, total return is generally understood to account for two categories of return:
                  income and capital appreciation. The referenced sentence is explaining that in purchasing or selling options, futures contracts, options on futures contracts, forward contracts, swaps, structured products or other interest rate-related transactions, the Fund would generally be seeking to limit its exposure to adverse changes in interest rates, and in doing so, the Fund is subject to the risk that achieving "capital appreciation" -- a component of its investment objective -- is more difficult. The Fund is pointing out the fact that utilizing such investments subjects the Fund to risk that it might be more difficult to achieve its investment objective.

COMMENT 8         IN THE SECTION ENTITLED, "INVESTMENT OBJECTIVE, PRINCIPAL
                  INVESTMENT STRATEGIES AND RISKS -- OTHER INVESTMENTS AND RISK
                  FACTORS" PLEASE CLARIFY WHETHER THE FUND'S INVESTMENTS IN
                  REPURCHASE AGREEMENTS AND REVERSE REPURCHASE AGREEMENTS ARE A
                  PRINCIPAL INVESTMENT STRATEGY OF THE FUND.

Response 8        The Fund respectfully submits that the sub-heading entitled
                  "Other Investments and Risk Factors" within the main heading entitled "Investment Objective, Principal Investment
                  Strategies and Risks" makes clear that investments described thereunder are not principal investment strategies. Thus, the Fund does not believe that additional disclosure is necessary.

COMMENT 9         IN THE FIFTH PARAGRAPH OF THE SECTION ENTITLED "INVESTMENT
                  OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS -- OTHER
                  INVESTMENTS AND RISK FACTORS," IF THE SHORT SALES IN WHICH THE
                  FUND MAY ENGAGE ARE "NAKED SHORT" SALES, PLEASE CLARIFY THAT
                  THE RISKS OF LOSS IN SUCH TYPES OF INVESTMENTS ARE UNLIMITED.


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Response 9        The Fund has added the requested disclosure.

COMMENT 10        UNDER "INVESTMENT ADVISORY SERVICES--PORTFOLIO MANAGEMENT,"
                  EXPLAIN SUPPLEMENTALLY WHETHER THE FOLLOWING SENTENCE IS
                  CONSISTENT WITH ITEM 5(a)(2) AND ITEM 15(a) OF FORM N-1A: "THE
                  COMPOSITION OF THE TEAM MAY CHANGE WITHOUT NOTICE FROM TIME TO
                  TIME."

Response 10       Item 5(a)(2) requires disclosure of the persons "primarily responsible for the day-to-day management of the Fund's portfolio ('Portfolio Manager')," and Item 15(a) requires certain disclosure regarding such persons' management of other accounts. The Fund is managed by a team of investment professionals. The team may be comprised both of persons
                  "primarily responsible for the day-to-day management of the Fund's portfolio" (any such persons are disclosed under Item
                  5(a)(2) and Item 15(a)) and persons who are not. The referenced disclosure states that the composition of each team may change without notice from time to time. We note supplementally that, notwithstanding the Fund's disclosure that team members may change without notice, to the extent that a team member with primary responsibility for the day-to-day management of the Fund's portfolio changes, the Fund intends to supplement its Prospectus and its Statement of Additional Information with the information required by Item
                  5(a)(2) and Item 15(a) for such team member.

COMMENT 11        IN THE SECTION ENTITLED "INVESTMENT ADVISORY SERVICES,"
                  PLEASE REVISE THE SUB-SECTION ENTITLED "COMPARATIVE
                  PERFORMANCE" SO THAT IT IS CLEAR THAT THE FUND'S HISTORICAL
                  PERFORMANCE IS NOT INCLUDED THEREIN.

Response 11       The Fund has revised the title of the sub-section as
                  requested.

COMMENT 12        PLEASE CONFIRM SUPPLEMENTALLY WHETHER THE ACCOUNTS THAT
                  COMPRISE THE COMPOSITE IN THE SECTION ENTITLED "INVESTMENT
                  ADVISORY SERVICES -- COMPARATIVE PERFORMANCE" INCLUDE ALL
                  ACCOUNTS MANAGED BY THE FUND'S PORTFOLIO MANAGEMENT TEAM THAT
                  HAVE SUBSTANTIALLY SIMILAR INVESTMENT OBJECTIVES, STRATEGIES
                  AND RISKS AS THE FUND.

Response 12       The Composite includes all such accounts. The Fund notes
                  that the following disclosure is currently in the second sentence of the fourth paragraph in the section referenced:

                        "[t]he Composite includes all accounts managed by the Fund's portfolio management team that have substantially similar investment objectives, policies, strategies and risks as the Fund."

COMMENT 13        IN THE SECTION ENTITLED "INVESTMENT ADVISORY SERVICES --
                  COMPARATIVE PERFORMANCE," PLEASE CLARIFY THAT THE PERFORMANCE
                  FIGURES FOR THE COMPOSITE


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                  ARE BASED ON THE ACTUAL INVESTMENT PERFORMANCE OF THE
                  COMPOSITE AFTER DEDUCTION OF ACTUAL FEES AND EXPENSES.

Response 13       The Fund has clarified the disclosure as requested.

COMMENT 14        PLEASE SUPPLEMENTALLY EXPLAIN WHAT IS MEANT BY "PORTFOLIO
                  MANAGEMENT TEAM" WITHIN THE STATEMENT "[T]HE SAME PORTFOLIO
                  MANAGEMENT TEAM IS RESPONSIBLE FOR MANAGING THE COMPOSITE AND
                  THE FUND" IN THE FIRST PARAGRAPH OF THE SECTION ENTITLED
                  "INVESTMENT ADVISORY SERVICES -- COMPARATIVE PERFORMANCE."

Response 14       "Portfolio management team" refers to the persons jointly and primarily responsible for the day-to-day management of each of the Fund's and the Composite's portfolio which are listed in the preceding paragraph labeled "Portfolio management team":
                  W. David Armstrong and Roberto Sella. The Fund has revised the sentence to the following: "[T]he same portfolio managers, see above, are responsible for managing the Composite and the Fund."

COMMENT 15        IN THE SECTION ENTITLED "PURCHASE OF SHARES -- PRICING FUND
                  SHARES," PLEASE PROVIDE THE REQUISITE FAIR VALUE PRICING
                  DISCLOSURE.

Response 15       The Fund notes that the requested disclosure is currently
                  in the fifth paragraph of the section referenced. Thus, the Fund does not believe that additional disclosure is necessary.

COMMENT 16        IN THE ELEVENTH PARAGRAPH IN THE SECTION ENTITLED "PURCHASE
                  OF SHARES -- HOW TO BUY SHARES," PLEASE PROVIDE THE REQUISITE
                  DISCLOSURE REGARDING WHETHER THE FUND HAS A MONEY LAUNDERING
                  AGENT.

Response 16       The Fund has added the requested disclosure.


STATEMENT OF ADDITIONAL INFORMATION

COMMENT 17        IN THE SECTION ENTITLED "INVESTMENT OBJECTIVE, INVESTMENT
                  STRATEGIES AND RISKS -- VARIABLE AND FLOATING RATE SECURITIES,
                  INVERSE FLOATING RATE SECURITIES," IF THE FUND INTENDS TO
                  INVEST IN INVERSE FLOATING RATE OBLIGATIONS THAT ARE TO BE
                  ACCOUNTED FOR AS SECURED BORROWINGS, PLEASE ADD RELEVANT
                  DISCLOSURE.

Response 17       The Fund has added the requested disclosure.

COMMENT 18        IN THE SECTION ENTITLED "INVESTMENT RESTRICTIONS," INVESTMENT
                  RESTRICTION 2 PROVIDES THAT THE FUND SHALL NOT "ISSUE SENIOR
                  SECURITIES NOR BORROW MONEY, EXCEPT ... TO THE EXTENT
                  PERMITTED BY ... THE 1940 ACT" [EMPHASIS ADDED]. PLEASE


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                  ADD DISCLOSURE DESCRIBING THE PERMISSIBILITY UNDER THE CURRENT
                  APPLICABLE REGULATIONS OF THE EMPHASIZED PORTION.

Response 18       The Fund notes that the following disclosure is currently
                  in the third paragraph of the section of the Prospectus entitled "Investment Objective, Principal Investment
                  Strategies and Risks -- Other Investments and Risk Factors":

                        "The Fund may borrow money to the extent permitted under the 1940 Act. This means that, in general, the Fund may borrow money from banks for any purpose on a secured basis in an amount up to 33 1/3% of the Fund's total assets."

                  Thus, the Fund does not believe that additional disclosure is necessary.

COMMENT 19        IN THE SECTION ENTITLED "INVESTMENT RESTRICTIONS," INVESTMENT
                  RESTRICTION 2 PROVIDES THAT THE FUND SHALL NOT "ISSUE SENIOR
                  SECURITIES NOR BORROW MONEY, EXCEPT ... TO THE EXTENT
                  PERMITTED BY ... THE 1940 ACT". PLEASE ADD DISCLOSURE
                  REGARDING WHETHER THE FUND PRESENTLY INTENDS TO ENGAGE IN
                  INVESTMENT LEVERAGE, OR IN THE ALTERNATIVE, INCLUDE A POLICY
                  THAT THE FUND WILL NOT PURCHASE ADDITIONAL PORTFOLIO
                  SECURITIES AT ANY TIME THAT BORROWINGS EXCEED 5% OF THE FUND'S
                  TOTAL ASSETS.

Response 19       The Fund currently has an operating policy, which may be
                  changed by the Fund's Board of Trustees, not to borrow money except for temporary purposes and then in an amount not in excess of 5% of the value of the total assets of the Fund at the time the borrowing is made.

COMMENT 20        IN THE SECTION ENTITLED "INVESTMENT RESTRICTIONS," INVESTMENT
                  RESTRICTION 4 PROVIDES THAT THE FUND MAY "NOT INVEST IN ANY
                  SECURITY IF, AS A RESULT, 25% OR MORE OF THE VALUE OF THE
                  FUND'S TOTAL ASSETS....ARE IN THE SECURITIES OF ISSUERS IN ANY
                  PARTICULAR INDUSTRY, EXCEPT ... WHEN THE FUND HAS TAKEN A
                  TEMPORARY DEFENSIVE POSITION". SINCE THIS EXCEPTION SUGGESTS
                  THAT THE FUND COULD CONCENTRATE ITS INVESTMENTS IN ANY
                  INDUSTRY OR GROUP OF INDUSTRIES WHEN IT HAS TAKEN A TEMPORARY
                  DEFENSIVE POSITION, IT APPEARS THAT THE FUND HAS RESERVED THE
                  FREEDOM OF ACTION TO CONCENTRATE ITS INVESTMENTS WHEN IT HAS
                  TAKEN A TEMPORARY DEFENSIVE POSITION. THE STAFF HAS
                  HISTORICALLY TAKEN THE POSITION THAT FUNDS MAY NOT RESERVE THE
                  RIGHT TO CONCENTRATE IN AN INDUSTRY OR GROUP OF INDUSTRIES.
                  ACCORDINGLY, PLEASE EXPLAIN TO US HOW THIS POLICY IS
                  CONSISTENT WITH SECTION 8(b)(1)(E) OF THE 1940 ACT.

Response 20       The Fund has deleted the referenced exception from Investment
                  Restriction 4.


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COMMENT 21        IN THE SECTION ENTITLED "INVESTMENT RESTRICTIONS," INVESTMENT
                  RESTRICTION 7 PROVIDES THAT THE FUND MAY "NOT ... MAKE LOANS OF MONEY OR PROPERTY TO ANY PERSON, EXCEPT... THROUGH THE LOAN OF PORTFOLIO SECURITIES...". PLEASE ADD DISCLOSURE INDICATING THE AMOUNT OF PORTFOLIO SECURITIES LENDING THAT THE FUND INTENDS TO DO.

Response 21       The Fund does not have a current intention to lend any of
                  its portfolio securities, thus the Fund does not believe that any additional disclosure regarding such practice is necessary.

COMMENT 22        IN THE "INVESTMENT OBJECTIVE, INVESTMENT STRATEGIES AND
                  RISKS" SECTION, PLEASE DISCLOSE THE FUND'S POLICY ON INVESTING
                  IN ILLIQUID SECURITIES.

Response 22       The Fund notes that the requested disclosure is currently
                  in two places: (i) the sixth paragraph of the section of the Prospectus entitled "Investment Objective, Principal
                  Investment Strategies and Risks -- Other Investments and Risk
                  Factors" and (ii) the section of the Statement of Additional
                  Information entitled "Investment Objective, Investment
                  Strategies and Risks -- Illiquid Securities." Thus, the Fund does not believe that additional disclosure is necessary.

*                 *                 *

      Pursuant to Rule 485(b)(4), the undersigned hereby represents that this Amendment to the Registration Statement does not contain any disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485 of the General Rules and Regulations.

      In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Should you have any questions concerning our responses to your comments, please direct them to Alice Gerstel at (212) 762-7546 or the undersigned at
(312) 407-0863.


                                             Sincerely,


                                             /s/ Charles B. Taylor


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